Exhibit 99.5

BW LPG Limited ceases investment in LPG onshore import terminal project in India

Singapore, 20 May 2025

BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code: “BWLP”) has announced its cessation of its investment in the planned LPG onshore import terminal at Jawaharlal Nehru Port Association (JNPA) in Navi Mumbai, India.

The project, initiated through a partnership agreement with BW Confidence Enterprise Private Limited (“BW Confidence”), a joint venture that BW LPG entered into with Confidence Petroleum India Ltd. (NSE/BSE code: “CONFIPET”), and Ganesh Benzoplast Limited (“Ganesh Benzoplast”, NSE Code: “GANESHBE”, BSE Code: 500153”) aimed to develop a cryogenic LPG storage facility at JNPA, with a BW LPG investment of approximately USD 10 million.

In light of ongoing and heightened market uncertainties influencing the global business landscape, the BW LPG management has decided to strengthen its strategic focus on the company’s core value drivers—shipping and trading. Consequently, the company will scale back activities within its infrastructure segment to ensure optimal resource allocation and maintain operational agility. As a result, the Company has made a strategic decision to cease the investment in the onshore LPG import terminal at JNPA and discontinue its involvement in the terminal’s development.

Kristian Sørensen, CEO at BW LPG, states, “We are deeply grateful to our partners in India for their commitment and collaboration throughout the project’s planning phase. This decision was not made lightly but reflects a realignment of our business priorities in a changing environment. India remains a vital market for BW LPG, and we continue to support its energy transition through other strategic initiatives.”

For further information, please contact

Kristian Sørensen, Chief Executive Officer
Samantha Xu, Chief Financial Officer
investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating a fleet of more than 50 Very Large Gas Carriers (VLGCs) with a total carrying capacity of over 4 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and investment in LPG downstream distribution, BW LPG offers an integrated, flexible and reliable service to customers along the LPG value chain. Delivering energy for a better world - more information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.

This information constitutes inside information pursuant to Article 7 of the EU Market Abuse Regulation and is subject to the disclosure requirements set out in Section 5-12 of the Norwegian Securities Trading Act. This stock announcement was published by Aline Anliker, Head of Corporate Communications, on 20 May 2025 at 7:00am CET.